From: Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: June 12, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On June 12, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize Expands STAC, Tokenized AAA CLO Fund, to Solana

Ethena Labs Plans $250 Million Allocation as Institutional Demand for Tokenized Credit Continues to Grow

Miami, FL — Securitize, Inc. (which has announced a proposed business combination with Cantor Equity Partners II, Inc. (Nasdaq: CEPT)), the leading platform for tokenizing real-world assets, today announced that the Securitize Tokenized AAA CLO Fund (STAC) has expanded to Solana. Ethena Labs, a leader in internet-native financial infrastructure, plans to allocate $250 million to the fund, marking one of the largest commitments to tokenized structured credit on the Solana ecosystem to date.

STAC is a tokenized fund dedicated to AAA-rated collateralized loan obligations (CLOs) and was developed in collaboration with BNY, which serves as custodian for the fund’s underlying assets and sub-adviser through BNY Investments.

The planned allocation from Ethena Labs underscores growing demand for institutional-grade real-world assets that can serve as productive collateral and reward-bearing building blocks within onchain financial markets.

"Tokenization is most powerful when it combines quality assets with the speed, efficiency and accessibility of blockchain infrastructure," said Carlos Domingo, Co-Founder and CEO of Securitize. "Expanding STAC to Solana brings one of the largest fixed-income markets in the world onto one of the most active blockchain ecosystems. Ethena's planned allocation further demonstrates how tokenized real-world assets are becoming core infrastructure for the next generation of finance."

The expansion of STAC to Solana reflects growing institutional demand for tokenized credit products that combine the rigor of traditional asset management with the efficiency, programmability and settlement advantages of blockchain infrastructure. Solana's speed, throughput and low transaction costs make it a compelling environment for institutional onchain finance.

"Solana is the premier destination for institutional capital moving onchain," said Nick Ducoff, Head of Institutional Growth at Solana Foundation. "The launch of STAC on Solana highlights the growing convergence between traditional financial assets and blockchain-based markets. We're excited to support the next generation of tokenized financial products being built on Solana."

The strategy employs a fundamentals-driven approach without the use of leverage, investing substantially all of the fund's assets in U.S. dollar-denominated AAA-rated CLO tranches sourced from both the primary and secondary markets. The fund seeks to deliver attractive risk-adjusted returns through exposure to floating-rate structured credit.

"As onchain finance evolves, we believe tokenized real-world assets will play an increasingly important role in supporting scalable, capital-efficient financial systems,” said Guy Young, Founder of Ethena. “Our planned allocation to STAC reflects our conviction that institutional-grade credit products can become foundational components of the onchain economy."

With global CLO issuance exceeding $1.3 trillion* STAC brings one of the largest and most established segments of the credit market onchain. Through tokenization, STAC aims to reduce traditional operational frictions associated with institutional credit investing while enabling more efficient distribution, settlement and ownership.

Eligible investors can subscribe to STAC through Securitize's regulated platform, with shares issued as digital securities. Securitize provides integrated KYC, AML and investor accreditation, along with transparent recordkeeping and onchain ownership through its transfer agent infrastructure.

STAC joins a growing suite of tokenized institutional products issued by Securitize across public blockchains, reinforcing its role as the leading platform for issuer-led, regulated tokenization and bringing the world's financial assets onchain.

To learn more about the Securitize Tokenized AAA CLO Fund, visit www.securitize.io/stac

*Source: Bank of America Global Research as of September 30, 2024. Includes U.S. and Europe CLOs.

Media Inquiries

Securitize PR

press@securitize.io

Securitize IR

investor.relations@securitize.io

About Securitize

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of April 2026), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including Securitize Markets, LLC, an SEC-registered broker-dealer that operates an SEC-regulated Alternative Trading System (ATS); Securitize Transfer Agent, LLC, an SEC-registered transfer agent; Securitize Capital, LLC, an Exempt Reporting Adviser; and Securitize Fund Services, LLC, which provides fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

Ethena

Ethena Labs is the creator of USDe and USDtb and a contributor to the Ethena protocol. Ethena’s USDe is the fastest growing USD-denominated crypto asset in history, with integrations across some of the largest centralized exchanges and major DeFi applications. Ethena is backed by Fidelity, Franklin Templeton, Dragonfly, Binance Labs, Bybit, and OKX among others.

Disclosure

Investing in the Securitize Tokenized AAA CLO Fund involves risk, including credit, interest rate, and liquidity risk, and may result in loss of principal. AAA ratings apply to specific securities and do not guarantee performance. Regulatory compliance and blockchain functionality do not eliminate investment risk. Investors should review the fund’s offering documents carefully before investing.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Corp., is expected to become publicly listed on NYSE under the ticker symbol “SECZ”.

The special meeting of CEPT Shareholders to approve the Business Combination has been scheduled for June 29, 2026, and, if approved, the Business Combination is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which has been declared effective. Securitize and Pubco will promptly file a final prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and CEPT will promptly file and mail a definitive proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the definitive proxy statement/final prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT,

Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Corp., is expected to become publicly listed on NYSE under the ticker symbol “SECZ”.

The special meeting of CEPT Shareholders to approve the Business Combination has been scheduled for June 29, 2026, and, if approved, the Business Combination is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which has been declared effective. Securitize and Pubco will promptly file a final prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and CEPT will promptly file and mail a definitive proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the definitive proxy statement/final prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com